# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sky Quarry Inc., CIK 0001812447
CUSIP: 83087C204
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 707 W. 700 S., SUITE 101, WOODS CROSS, Utah (UT), 84087
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000019617

## Reporting persons
- JPMORGAN CHASE & CO: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 2,249,882; shared voting power 0; sole dispositive power 2,249,882; shared dispositive power 0; aggregate amount beneficially owned 2,249,882 (9.6% of the class)
- JPMorgan Chase Funding Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 2,249,882; shared voting power 0; sole dispositive power 2,249,882; shared dispositive power 0; aggregate amount beneficially owned 2,249,882 (9.6% of the class)

## Item 1. Issuer
Name of issuer: Sky Quarry Inc.
Address of issuer's principal executive offices: 707 W. 700 S., SUITE 101, WOODS CROSS, UTAH, 84087.

## Item 2. Person Filing
Name of person filing:
(1) JPMORGAN CHASE & CO.

(2)JPMorgan Chase Funding Inc.
Address of principal business office or, if none, residence:
(1)383 Madison Avenue
New York, NY 10179

(2)383 Madison Avenue
New York, NY 10179
Citizenship:
(1)Delaware

(2)Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2,249,882
Percent of class: 9.6%
Sole power to vote or to direct the vote: 2,249,882
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,249,882
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: JPMorgan Chase Funding Inc.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JPMORGAN CHASE & CO: Rachel Tsvaygoft, Vice President (10/23/2025)
- JPMorgan Chase Funding Inc.: Brian Ercolani, Vice President (10/23/2025)